Mail Stop 6010   August 22, 2006

Lori Freedman, Esq.
Vice President for Corporate Affairs
pSivida Limited
400 Pleasant Street
Watertown, MA 02472

>   **Re: pSivida Limited**
>   **Amendment No. 2 to Registration Statement on Form F-3**
>   **Filed August 14, 2006**
>   **File No. 333-132776**
>   **Amendment No. 2 to Registration Statement on Form F-3**
>   **Filed August 14, 2006**
>   **File No. 333-132777**
>   **Amendment No. 1 to Registration Statement on Form F-3**
>   **Filed August 14, 2006**
>   **File No. 333-135428**

Dear Ms. Freedman:

       We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3; file number 333-132777

Recent Developments, page 2

1.   We note that in July 2006, you revised the terms of the November 2005 private placement while this registration statement was pending. Please give us your analysis of why you believe the renegotiation of the terms while in registration is consistent with Section 5 of the Securities Act, and provide appropriate disclosure regarding any resulting liability.

Also, please remove the warrants that you issued while this registration statement was pending.

Form F-3; file numbers 333-132776, 333-132777 and 333-135428

Capitalization and Indebtedness, page 29

2.   Please refer to prior comment 1. Please disclose that the debt is net of a discount related to the embedded conversion feature and the freestanding warrants and the amount of the discount.

Note 2. Purchase Price Allocation, page 33

3.   Please refer to prior comment 4. We note that under U.S. GAAP you valued the 9,016,230 non-vested ordinary shares based on the fair value of your shares for the period two days before and two days after October 3, 2005, the date the terms of the acquisition with CDS were announced. Please respond to the following comments:

·   Please tell us to whom you issued the nonvested shares. That is, please tell us whether you issued the shares to former shareholders in exchange for their shares in CDS or if you issued the shares to CDS employees. Please tell us why you issued the shares and the terms that resulted in the shares being "non-vested."

·   Please tell us why you valued the shares based upon the fair value of your shares for the period two days before and two days after October 3, 2005 and not based upon the grant date.

·   Please tell us how you determined the allocation of the fair value of the shares between purchase price ($6,231,034) and future compensation expense ($1,577,021) under U.S. GAAP.

·   We note that the allocation is approximately 80% to the purchase price and 20% to future compensation for U.S. GAAP. We also note that the allocation under A-IFRS on page F-16 is approximately 75% to purchase price and 25% to earned compensation. Please tell us the significant reasons underlying the allocation differences under U.S. GAAP and A-IFRS and the accounting for each of the components under A-IFRS.

·   Please reconcile this disclosure and the disclosure on page F-16 with the disclosure on page F-29 that you granted 697,507 non-vested ADSs.

Note 7. Issuance of Securities, page F-19 and Note 12(g) Convertible note, page F-36

4.   Please refer to prior comment 15 and respond to the following comments with respect to your November 2005 convertible notes:

·   Please tell us and disclose the method and period over which you are amortizing the discount on the November 2005 notes under A-IFRS.

·   If there is a material U.S. GAAP difference in the method or period, then please tell us and disclose the difference.

·   We note that you immediately expensed the debt issuance costs because there is no justification for amortizing the amount since the term of the loan is beyond your control due to the conversion feature. See disclosure on page F-30. Please discuss that conclusion and tell us why the conclusion under A-IFRS is different with respect to the amortization of the debt discount related to the embedded conversion feature and the freestanding warrants. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.

·   Please refer to your discussion of the convertible note on page F-36. Under U.S. GAAP, since you have an embedded conversion feature that must be bifurcated and reflected at fair value and because the warrant is reflected as equity and not as a liability, you would first allocate a portion of the proceeds of the convertible debt equal to the fair value of the embedded derivative. Next, you would allocate the remaining proceeds of the debt under APB 14 using the relative fair value method. Please refer to DIG Issue B6. If this results in a material difference, you should discuss and quantify the impact in your U.S. GAAP reconciliation and notes thereto.

·   Please clearly segregate in your disclosure those terms that were effective as of December 31, 2005 and the new terms as a result of the July 28, 2006 amendment. For example, the current disclosure implies that both sets of warrants were issued as of December 31, 2005.

·   Please tell us why you are recording the convertible note as current for purposes of your U.S. GAAP presentation. Please also discuss the basis for your accounting for the immediate expensing of the discount on the notes under U.S. GAAP. We note that you have not reflected these two items as U.S. GAAP differences.

·   Please disclose in the notes, similar to your response why you believe that you have sufficient authorized and unissued shares.

·   Please disclose the gross amount of the notes and the unamortized discount that reconciles to the net amount presented.

·   Please clarify, if true, that you settled $2.5 million of the note by paying $3.5 million in cash.

Note 12. Reconciliation to US GAAP, page F-31

5.   Please refer to prior comment 15. Please tell us why you did not discuss and quantify the impact of the reclassification of your restricted cash on your balance sheet and statements of cash flows under U.S. GAAP.

Part II, Information Not Required in Prospectus, page II-1

6.   Please refer to prior comment 17. As previously requested, please provide the following confirmations from both the company and your current auditors:

·   No actual indemnification has been provided or sought;

·   You acknowledge that such indemnifications are deemed to be unenforceable under US securities laws; and

·   You undertake not to provide or seek indemnification in the future.

Please also revise this section to disclose similar information.

Similarly, please address the prior three bullet points in comment 17 with respect to (1) your ability to advance funds to your auditor to cover legal costs and (2) your ability to purchase and maintain insurance on their behalf.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Lawrence Goodman, Esq.